EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Owners of
Bottling Group, LLC:
We consent to the use of our reports dated February 25, 2005, with respect to the consolidated balance sheets of Bottling Group, LLC and subsidiaries as of December 25, 2004 and December 27, 2003, and the related consolidated statements of operations, cash flows, and changes in owners’ equity, for each of the fiscal years in the three-year period ended December 25, 2004 and the related financial statement schedule, incorporated herein by reference. Our report on the consolidated financial statements refers to the Company’s adoption of Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” as of December 29, 2002.
/s/ KPMG LLP
New York, New York
October 6, 2005